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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer reports 44 aircraft delivered in the first quarter, up 47% year-on-year

São Paulo (SP), Brazil, April 2, 2026 – Embraer (NYSE: EMBJ / B3: EMBJ3), a global leader in the aerospace industry, delivered 44 aircraft in 1Q26. This result represents an improvement of 47% year-on-year (yoy) versus 30 jets delivered in 1Q25, supported by progress in the company's production leveling initiatives.

Commercial Aviation delivered 10 new commercial jets — 3 of which were E195-E2 models, Embraer’s largest aircraft currently in production in the segment — during 1Q26. The business unit's volume increased 43% in comparison with 1Q25, when it delivered 7 aircraft.

Executive Aviation delivered 29 jets during the quarter, up 26% when compared to 1Q25, when 23 aircraft were delivered. Higher deliveries of both light and midsize jets propped the strong performance, and reflected continued solid demand across the segment.

In Defense & Security, the company delivered 1 unit of its multi-mission military transport aircraft, the KC-390 Millennium, and 4 A-29 Super Tucano, for a total of 5 aircraft in the quarter, compared with no deliveries in the same period of the previous year.

Embraer estimates aircraft deliveries between 80 and 85 in Commercial Aviation in 2026 (midpoint up 6% yoy), and between 160 to 170 in Executive Aviation (midpoint up 6% yoy).

Business Unit	1Q26	4Q25	1Q25	2026 Guidance
Executive Aviation	29	53	23	160-170
Phenom 100	1	5	2
Phenom 300	15	23	12
Light Jets	16	28	14
Praetor 500	9	17	3
Praetor 600	4	8	6
Midsize Jets	13	25	9
Commercial Aviation	10	32	7	80-85
E175	6	14	4
E190-E2	1	3	—
E195-E2	3	15	3
Total Commercial Av. & Executive Av.	39	85	30	240-255
Defense & Security	5	6	—
KC-390 Millennium	1	2	—
A-29 Super Tucano	4	4	—
Total Commercial Av. & Executive Av. & Defense	44	91	30

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high- value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2026

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations